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                 January 25, 2023

       Jason Stabell
       Chief Executive Officer
       Epsilon Energy Ltd.
       16945 Northchase Drive, Suite 1610
       Houston, Texas 77060

                                                        Re: Epsilon Energy Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed January 17,
2023
                                                            File No. 333-269267

       Dear Jason Stabell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or, in her absence,
       Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              David R. Earhart, Esq.